William E. Currens Jr.
SVP, Chief Accounting Officer and Controller
550 South Tryon Street
Mail Code: DEC 44-A
Charlotte, NC 28202
o: 704-382-1603
f: 980-373-6797

October 13, 2016
VIA EDGAR
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Duke Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 4, 2016
Form 8-K filed August 4, 2016
File No. 001-32853
Dear Ms. Thompson:
On behalf of Duke Energy Corporation, collectively with its subsidiaries ("Duke Energy" or the "Company"), we have the following responses to your comment letter dated September 29, 2016, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Quarterly Report on Form 10-Q for the period ended June 30, 2016, and Form 8-K filed August 4, 2016.
For your convenience, we have included the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") below in bold followed by Duke Energy's corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2015
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Combined Notes To Consolidated Financial Statements
4. REGULATORY MATTERS, page 133
1. Please disclose the remaining recovery period(s) for your accrued pension and OPEB regulatory asset which is not earning a return. Refer to ASC 980-340-50-1.
The accrued pension and OPEB regulatory asset is expected to be recovered primarily over average remaining service periods of active employees covered by the benefit plans, which ranges from 7 to 17 years. Duke Energy will disclose the estimated recovery period in future filings beginning with Form 10-K for the year ended December 31, 2016.

Jennifer Thompson
U.S. Securities and Exchange Commission
October 13, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016
ITEM 1. FINANCIAL STATEMENTS
Combined Notes to Condensed Consolidated Financial Statements
2. ACQUISITIONS AND DISPOSITIONS, page 38
2. The transcript from your second quarter 2016 earnings call indicates that you evaluated the carrying value of the asset groups within International Energy due to the continued advancement of your process to exit the Latin American generation business and the increased probability of sale. We note that you recorded a $194 million impairment charge during the second quarter related to certain assets in Central America. Please identify the impaired assets for us and tell us whether or not you tested them for impairment during the first quarter of 2016. If you did not test these assets for impairment during the first quarter, explain to us your basis for concluding that an impairment test was not necessary. If you did test these assets for impairment during the first quarter, describe for us in reasonable detail all material assumptions used in and the results of your test. See ASC 360-10-35-21(f). As part of your response, explain to us how you reached the conclusion that these assets should not be classified as held-for-sale as of March 31, 2016 or June 30, 2016 pursuant to the guidance in ASC 360-10-45-9.
In February 2016, Duke Energy announced it was considering the sale of all or a portion of its International Energy business segment, excluding the equity method investment in National Methanol Company (together “The Latin American Generation Business” or “LAGB”). This announcement noted that a potential sale was at a preliminary stage and that no binding or non-binding offers had been requested or submitted and also noted that no assurance can be given that any process, if ultimately started, will result in a transaction. The LAGB has long-lived generating assets in seven countries, including Guatemala. It was the Guatemala generating assets that were determined to be impaired during the second quarter of 2016.
None of the long-lived assets of the LAGB met all of the criteria under ASC 360 to be classified as held for sale as of March 31, 2016, or June 30, 2016. The specific criteria not achieved and a description of the rationale for not meeting these criteria are as follows:

•
ASC 360-10-45-9(a) states: “Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).” The level of authority required to approve the disposition of the LAGB, including Guatemala, is the Duke Energy Board of Directors. As of March 31, 2016, and June 30, 2016, the Duke Energy Board of Directors had not authorized a sale or committed to a plan to sell such assets.

•
ASC 360-10-45-9(d) states: “The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.” As of March 31, 2016, and June 30, 2016, management did not believe the sale of any of the long-lived assets of the LAGB was probable due to being in the early stage of the process.

Since the criteria for assets held for sale were not met as of March 31, 2016, and June 30, 2016, the Company evaluated the long-lived assets of the LAGB for impairment under the guidance in ASC 360 for held and used assets. As of March 31, 2016, the Company determined there had not been any events or changes in circumstances, including the triggering events under ASC 360-10-35-21, that indicated that the carrying amount of any of the long-lived assets of LAGB may not be recoverable.
The Company noted that the conditions cited in ASC 360-10-35-21(a)-(e) did not apply for the long-lived assets of the LAGB. However, given the February announcement that the Company was considering a potential exit of the LAGB, the Company did consider during the first quarter of 2016 whether there was an expectation that it was more-likely-than-not the LAGB would be sold or disposed of significantly before the end of its previously estimated useful life (ASC 360-10-35-21(f)), taking into account the following facts and circumstances:

Jennifer Thompson
U.S. Securities and Exchange Commission
October 13, 2016

•
The Company was in the preliminary stages of exploring a sale as of March 31, 2016, and as of this date, had no indications of interest as neither binding nor nonbinding bids had been requested or received. A program to locate a buyer for the LAGB became active in early April 2016 when the Confidential Information Memorandum was distributed to potentially interested parties.

•
The Company had attempted strategic transactions, including past potential divestitures, related to the LAGB without success. Based on previous attempts to divest, the Company determined that out of all the assets, the assets in Central America would be the most difficult to sell.

•
The Company’s decision to potentially exit the LAGB was presented as a step in the repositioning of Duke Energy’s portfolio to a domestic electric and gas infrastructure business. The Company was under no financial pressure to sell the LAGB. In fact, conditions in the LAGB were improving, particularly with more favorable hydrology in Brazil. Additionally, the Company had access to sufficient liquidity through the master credit facility and the operating results of the other subsidiaries.

•	An increasing number of Latin American assets were being marketed for sale, especially in the energy sector of Brazil. Increased competition could make it more difficult to execute a transaction.

•
Sovereign risk ratings for Latin American nations had increased significantly during the first quarter of 2016. Higher risk reduces the level of interest in the assets and indicates a lower probability of selling at an acceptable price.

•
Any potential transaction is subject to significant execution risk. The execution risk is driven by the Company’s desire to sell the entire portfolio or execute the sale in as few transactions as possible. In addition, there is higher risk in completing an international transaction due to the political environment, foreign currency and tax structuring requirements.

Although management publicly announced a potential exit of the LAGB in the first quarter of 2016, given the substantial execution risk, market uncertainties and the factors discussed above, the Company did not believe as of March 31, 2016, that it was more-likely-than-not to sell the LAGB nor had there been any other events or changes that indicated that the carrying amounts of the LAGB, including Guatemala, might not be recoverable. Therefore, an impairment test was not triggered under ASC 360-10-35-21.
During the second quarter of 2016, Duke Energy began actively marketing the LAGB and received initial non-binding indicative bids from interested parties. After reviewing the initial bids, Duke Energy decided to request final binding bids from selected counterparties. At that point, Duke Energy considered the asset groups of the LAGB more-likely-than-not, but not probable, to be sold. Therefore, recoverability tests were triggered under ASC 360-10-35-21(f) during the second quarter of 2016. As a result, the Guatemala asset group, which includes three heavy fuel oil/diesel generation plants and one coal generation plant, was determined to be impaired as of June 30, 2016, resulting in a $194 million pretax impairment charge. The remaining asset groups of the LAGB did not trigger an impairment as they had substantial cushion as of June 30, 2016.
7. GOODWILL AND INTANGIBLE ASSETS, page 57
3. Tell us if you performed an interim goodwill impairment test of your International Energy reporting unit(s) at the end of the first and/or second quarters of fiscal 2016 as a result of your February 2016 announcement to divest the International Energy business. Refer to ASC 350-20-35-30 and 350-20-35-3C(f). For any interim impairment test performed, tell us the results of the test and the percentage by which fair value exceeded carrying value for each applicable reporting unit. If no interim impairment test was performed, please tell us how you concluded that there were no triggering events necessitating an impairment test.
The Company performed an annual goodwill impairment test of the LAGB reporting unit as of August 31, 2015, and determined the reporting unit’s fair value significantly exceeded its carrying amount.

Jennifer Thompson
U.S. Securities and Exchange Commission
October 13, 2016

According to ASC 350-20-35-30, goodwill of a reporting unit should be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. In evaluating whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, an entity should assess relevant events and circumstances including whether there is a more-likely-than-not expectation of selling or disposing of all, or a portion of, a reporting unit, or upon testing for recoverability of a significant asset group within a reporting unit (ASC 350-20-35-3C).
As of March 31, 2016, we considered the examples in ASC 350-20-35-3C and assessed whether an interim goodwill impairment test was necessary. An interim goodwill impairment test of the LAGB reporting unit was not performed since no event had occurred and no circumstances had changed that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Although management publicly announced a potential exit of the LAGB in the first quarter of 2016, given the substantial execution risk, market uncertainties and the factors discussed in response to Comment 2 above, the Company did not believe that the probability of selling LAGB was more-likely-than-not as of March 31, 2016.
As discussed in response to Comment 2 above, during the second quarter of 2016 the company was required to perform asset recoverability tests on the LAGB long-lived assets. Management concluded the asset recoverability test was an event or change in circumstances that necessitated an interim goodwill impairment test in accordance with ASC 350-20-35C(f). Accordingly, the Company performed an interim goodwill impairment test as of June 30, 2016. Based upon the results of Step 1 of the goodwill impairment test, the fair value of the LAGB reporting unit exceeded its carrying value by approximately 35 percent as of June 30, 2016, and the goodwill of the reporting unit was not considered to be impaired. As the reporting unit’s fair value still significantly exceeded its carrying amount, the Company concluded that its previous disclosures were still appropriate and did not need to be updated.
Form 8-K filed August 4, 2016
Business Unit Results, page 2
4. We note your discussion of the non-GAAP measure adjusted segment income beginning on page 2 of your earnings release. Please consider the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 when preparing future filings to ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures.
For future filings, Duke Energy will ensure equal or greater prominence is given to the GAAP financial measure most comparable to any non-GAAP segment income measure included in the quarterly earnings press release.
Please do not hesitate to call me at 704.382.1603 with any questions regarding the foregoing.

Very truly yours,

/s/ William E. Currens Jr.
William E. Currens Jr.
Senior Vice President, Chief Accounting Officer and Controller

Cc:	Lynn J. Good, Chairman, President and Chief Executive Officer
Steven K. Young, Executive Vice President and Chief Financial Officer
Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Michael J. Angelakis, Chair, Audit Committee